

October 20, 2009

Mail Stop 4720

Donald P. Hileman
Chief Financial Officer
First Defiance Financial Corp.
600 Clinton Street
Defiance, Ohio 43512

Re: **First Defiance Financial Corp.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       File Number: 000-26850

Dear Mr. Hileman:

We have reviewed your response to our comment letter dated August 27, 2009 and have the following comments.

Form 10-Q, filed on August 10, 2009

Note 9. Investment Securities, page 24

1.   We note the table presented in your response to comment seven from our letter dated August 27, 2009. We also note from your press release dated October 19, 2009, filed as an exhibit to Form 8-K filed October 20, 2009, that you recorded an other than temporary impairment charge of $994,000 during the quarter ended September 30, 2009. Please provide us with this table as of September 30, 2009 and provide a qualitative discussion clearly explaining the reasons for the additional other-than-temporary impairment charge recorded during the quarter then ended.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 39

2.   We note your response to comment eight from our letter dated August 27, 2009, which includes a qualitative discussion of significant provision for loan loss activity for certain credits during the second quarter of 2009. We also note your disclosure on page 15 relating to your use of appraisals for impaired collateral dependent loans. Please tell us how you considered the use of appraisals for these credits for which you recorded specific reserves during the second quarter of 2009. Additionally, please tell us and revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 to discuss your accounting policies and procedures relating to your use of appraisals when the loan is originated and subsequent interim periods differentiating between when the loan is performing and when it becomes non-performing (non-accrual/impaired). For each of these loan stages, please address the following:

- How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- Whether you have recorded any adjustments to appraisals received and the reasons why, as applicable;
- The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- How you account for any partially charged-off collateral dependent loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

3.   As a related matter and to the extent that you do not obtain appraisals on a regular basis, please provide us with a detailed explanation of the procedures you perform in between the receipt of updated appraisals (i.e. internal valuations, broker price opinions, etc.) to ensure that your collateral dependent loans are valued appropriately on a periodic basis. To further help in our understanding in this regard, for the certain credits discussed in your response to comment eight from our letter dated August 27, 2009, please tell us what specific procedures were performed to determine the fair value of the collateral and the resulting specific reserve recorded during the quarter ended June 30, 2009.

Form 8-K filed October 20, 2009

4.   We note your disclosure that during the quarter ended September 30, 2009 your provision for loan losses increased to $8.1M as compared to $4.0M during the quarter ended June 30, 2009. We further note that your non performing loans stayed fairly constant at September 30, 2009 compared to June 30, 2009. You state that the increase in provision is the result of the continued environment of high unemployment and continued uncertainty of the commercial real estate market, which has resulted in your decision to build general reserves. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 to provide enhanced quantitative (i.e. Guide 3 asset quality and allowance for loan loss disclosures) and qualitative disclosures that clearly bridge the gap between your observed changes in economic environment (i.e. identify the specific events that occurred or recent information you obtained) and the resulting increase in the general allowance during the quarter.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3423, if you have questions regarding these comments.

                                                                        Sincerely,

                                                                        Amit Pande
                                                                        Accounting Branch Chief